

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 6, 2017

<u>Via E-Mail</u>
Robert D. Vilsack
Secretary and General Counsel
Park-Ohio Industries, Inc.
6065 Parkland Boulevard
Cleveland, OH 44124

  Re: Park-Ohio Industries, Inc.
     Registration Statement on Form S-4
     Filed June 27, 2017
     File No. 333-219006

Dear Mr. Vilsack:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any questions.

           Sincerely,

           /s/ Pamela Long

           Pamela Long
           Assistant Director
           Office of Manufacturing and
           Construction

cc: Michael J. Solecki
    Jones Day